Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ambac Financial Group, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Ambac Financial Group, Inc. of our reports dated February 29, 2008, with respect to the consolidated balance sheets of Ambac Financial Group, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated herein by reference.  The aforementioned report refers to changes, in 2006, in Ambac Financial Group, Inc.’s methods of accounting for variable interest entities and stock-based compensation.

/s/ KPMG LLP
KPMG LLP

New York, New York
July 23, 2008